Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, all of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

Signed “S E Hayden”

Signed “S R Curtis”

S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian Dollars)

	March 31	December 31
Unaudited	2009	2008

Assets	$	$
Current
Cash and cash equivalents	2,550	3,652
Accounts receivable	161	132
Inventories	1,120	1,059
Prepaid expenses	19	27
Assets held for sale	109	106
	3,959	4,976

Capital Assets and Mineral properties held for sale	680	681
Accounts receivable (Note 7)	2,890	2,890
Investments (Note 1)	19	12
Capital assets (Note 2)	155	173
Mineral properties (Note 3)	14,857	14,566
	18,601	18,322
	22,560	23,298

Liabilities and Shareholders’ Equity
Current
Bank overdraft	95	-
Accounts payable	1,195	933
Liabilities held for sale	13	16
	1,303	949

Asset retirement obligation (Note 4)	843	839
Asset retirement obligation - held for sale (Note 4)	317	314
	2,463	2,102

Shareholders’ Equity
Share capital (Note 5)	196,125	196,125
Contributed surplus	1,910	1,902
Accumulated other comprehensive income/(loss)	(265)	3
Deficit	(177,673)	(176,834)
	20,097	21,196
	22,560	23,298

On behalf of the Board:

“S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian Dollars )

For the periods ended March 31 2009,December 31 2008 and 2007

				Accumulated
				Other
		Share	Contributed	Comprehensive
Unaudited	Note	Capital	Surplus	Income	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(b)(i)	1,119				1,119
Equity-based compensation expense			862			862
Investments revaluation to fair value				(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196
Equity-based compensation expense			8			8
Investments revaluation to fair value				7		7
Translation loss from Blanket Mine				(275)		(275)
Net loss for the quarter					(839)	(839)
Balance at March 31, 2009		196,125	1,910	(265)	(177,673)	20,097

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Income/ (Loss)
(in thousands of Canadian Dollars except share and per share amounts)

For the three months ended March 31
Unaudited	2009	2008	2007

Revenue and operating costs	$	$	$
Revenue from sales	-	2,504	3,318
Operating costs	1,088	1,259	4,394
Gross profit (loss)	(1,088)	1,245	(1,076)

Costs and expenses
General and administrative	392	410	393
Interest expense/(income)	(36)	43	11
Amortization	98	101	8
Exchange loss/(gain)	(739)	(100)	2,427
Other expense/(income)	(4)	-	(9)
	(289)	454	2,830

Income (loss) before discontinued operations	(799)	791	(3,906)
Current Income Tax	-	-	(1)
Net income(loss) before discontinued operations	(799)	791	(3,907)

Discontinued operations (loss)	(40)	(70)	(255)
Net (loss) after discontinued operations	(839)	721	(4,162)
Revaluation of Investments to fair value (Note 1)	7	-	-
Comprehensive Income/(Loss)	(832)	721	(4,162)

Income/(loss) per share
Basic and diluted from continuing operations	($0.002)	$0.001	($0.009)
Basic and diluted from discontinued operations	-	-	($0.001)
Basic and diluted for the quarter	($0.002)	$0.001	($0.010)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian Dollars)

For the three months ended March 31
Unaudited	2009	2008	2007

Cash provided by (used in)

Operating activities	$	$	$
Income(loss) before discontinued operations	(799)	790	(3,907)

Adjustments to reconcile net cash from operations (Note 8)	(158)	134	(50)

Changes in non-cash working capital balances (Note 8)	174	(1,254)	3,127

(783)	(330)	(830)

Investing activities
Expenditures on capital assets and mineral properties	(386)	(231)	(684)
	(386)	(231)	(684)

Financing activities
Bank overdraft	95	(13)	599
Issue of share capital net of issue costs	-	1,119	-
	(95)	1,106	599

Cash flow from discontinued operations
Operating activities	(26)	(65)	(255)
Financing activities	-	(2)	-
	(26)	(67)	(255)

Increase (decrease) in cash for the period	(1,100)	478	(1,170)
Cash and cash equivalents, beginning of period	3,652	76	1,298
Cash and cash equivalents, end of period	2,552	554	128

Cash and cash equivalents at end of period relate to:
Continuing operations	2,550	562	126
Discontinued operations	2	(8)	2
	2,552	554	128

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Nature of Business

The Corporation is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Basis of Presentation and Going Concern

These unaudited interim consolidated financial statements of Caledonia Mining Corporation (“Caledonia” or the “Corporation”) have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

These unaudited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Significant Accounting Policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Corporation's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the following changes in accounting policies:

Adoption of New Accounting Standards

a. Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation has adopted the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this standard is not expected to have an effect on the Corporation’s consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Recently issued accounting pronouncements issued and not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, or sooner if possible, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Corporation’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Corporation’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Corporation chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Other Existing Accounting Policies

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale and is thus presented as an asset for sale in these consolidated financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Assets held for sale and discontinued operations

In 2007 the decision was taken to sell Eersteling Gold Mining Corporation that had been on care and maintenance since 1997.

The components held for sale are as follows:

	Eersteling Gold Mine
	March 31	December 31
	2009	2008
	$	$
Capital Assets and mineral properties	680	681
Current Assets	109	106
Current Liabilities	13	(16)
Asset Retirement obligation	317	(314)

As a consequence of this decision Eersteling Mine’s results for 2009 and preceding years are disclosed under discontinued operations. Revenue from discontinued operations is Nil ($Nil in 2008 and $60 in 2007). There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries, except Blanket Mine, are translated into Canadian Dollars using the temporal method as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method. On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business. The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income of Caledonia in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date;

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Foreign exchange loss or profit arising on the translation of revenue and expense items is disclosed in income in the period incurred.

Included in the statement of operations is an exchange gain of $498 (loss $405 – 2008 and gain $1,203 - 2007) relating to the translation of Blanket Mine expense items and a loss of $275 (Nil 2008) which has been disclosed under accumulated other comprehensive income.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Corporation records its investments in Motapa Diamonds Inc. and in Old Mutual Plc as financial instruments “available for sale” and they are thus recorded at fair value.

The fair value of the investment in Motapa Diamonds Inc is $16 ($20 -2008 and $20 – 2007) and the fair value of the shares held in Old Mutual Plc is $3 ($2 – 2008 and $2- 2007).

2.

Capital Assets

	March 31, 2009
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	5	19
- non-producing (3)	229	229	-
Office equipment	908	865	43
Vehicles	387	306	81
	1,560	1,405	155

	March 31, 2008
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land - plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	843	44
Vehicles	387	267	120
	1,539	1,340	199

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

3.

Mineral Properties

	March 31, 2009
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	5,011	379	4,632
Non-producing - exploration:
Rooipoort , South Africa	4,377	-	4,377
Goedgevonden, South Africa(3)	-	-	-
Nama, Zambia	5,848	-	5,848
Mulonga, Zambia(2)	-	-	-
	15,236	379	14,857

	March 31, 2008
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,981	82	4,899
Non-producing - exploration:
Rooipoort , South Africa	4,245	-	4,245
Goedgevonden, South Africa	111	-	111
Nama, Zambia	3,288	-	3,288
Mulonga, Zambia	1,044	-	1,044
	14,419	832	13,587

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Corporation had entered into strategic alliances with a third party on a Zambian property (Mulonga) valued at $0 ($1,044 – 2008).  The Zambian strategic alliance partner, Motapa Diamonds Inc., has terminated the strategic alliance agreement. The Corporation has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Corporation by Motapa Diamonds Inc. As a consequence of the current economic climate, lack of exploration in the past 2 years and no planned expenditure for 2009 the Mulonga property was fully written down to $Nil at December 31, 2008. It is still the Corporation’s intention to form a joint venture with a new strategic partner.

(3)

Due to the current economic climate, lack of exploration expenditure in the past 2 years, no planned expenditure for 2009 and the fact that prospecting licences are still to be granted, the Goedgevonden property was written down to $Nil at December 31, 2008.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US Dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

4.

Asset Retirement Obligation

	March 31	December 31
	2009	2008
	$	$
Continuing operation
Opening balance	839	732
Accretion expense	5	19
Foreign exchange loss (gain)	(1)	88
Closing balance – continuing operations	843	839

Discontinued operation
Opening balance	314	311
Accretion expense	4	20
Sale of Barbrook	-	(107)
Foreign exchange loss (gain)	(1)	90
Closing balance – held for sale	317	314

The asset retirement obligations relate to Blanket Mine $843 ($831 – 2008), and Eersteling Gold Mine $317 ($178 – 2008) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (i)	12,300,000	1,119
Balance - December 31, 2008	500,169,280	196,125
Balance - March 31, 2009	500,169,280	196,125

 (i)

In February 2008 the Corporation commenced a private placement to raise additional funds. This placement raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one share purchase warrant.

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(c)

Stock Option Plans and Stock-Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the Plans, as at March 31, 2009, the Corporation has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
9,950,000	0.235	April 24, 2012
150,000	0.345	June 2, 2012
410,000	0.260	April 29, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11,2016
200,000	0.110	January 23, 2017
1,300,000	0.113	May 31, 2012
1,000,000	0.155	July 1, 2013
15,820,000	0.155	Mar 18, 2013
500,000	0.100	Mar 23, 2014
34,630,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2009, 2008 and 2007 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Granted	500,000	0.10
Options outstanding at March 31, 2009	34,630,000	0.1716

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(d)

Warrants

The Corporation has no warrants pursuant to private placements which are outstanding as of March 31, 2009:

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placements	12,300,000
Outstanding December 31, 2008	12,300,000
Expired	(12,300,000)
Outstanding March 31, 2009	-

6.

Net Income/ (Loss) Per Share

The net income/ (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective quarter which amounted to 500,169,280 (2008 – 493,199,280 and 2007 - 457,981,021).  Fully diluted income/ (loss) per share have not been calculated as it would be anti-dilutive.

7.

Accounts Receivable

Included in accounts receivable is an amount owing by the Reserve Bank of Zimbabwe (“RBZ”) of $2,890 ($1,780 – 2007) for gold sold, plus interest accrued, during 2008. In the monetary policy statement announced by the Governor of the RBZ in February 2009, this debt was converted into a Special Tradeable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. This bond can be sold to any interested party locally, regionally or internationally at an agreed to time maturity discount. This bond plus interest is guaranteed by RBZ on maturity.

The Corporation has disclosed this receivable as a long term asset at its estimated fair value. The receivable was written down to the estimated fair value at December 31, 2008. Due to the subsequent conversion of the receivable into a bond, the fair value was estimated by applying a risk premium of 18% to the bond value as if converted at the year end. Although it is the intention of the Corporation to sell the bond within the next 12 months but due to a lack of a market in these bonds, the Corporation has classified the receivable as long term based on the legal term of the bond to January 31, 2010.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

8.

Statement of Cash Flows

Items not involving cash are as follows:

	2009	2008	2007
	$	$	$
Amortization	98	83	8
Rehabilitation accretion net of foreign exchange	7	11	(19)
Blanket long term liability	-	(11)	(28)
Equity-based compensation expense	8	-	-
Translation loss Blanket Mine	(275)
Other	4	51	(11)
	(158)	134	(50)

The net changes in non-cash working capital balances for operations are as follows:

	2009	2008	2007
	$	$	$
Accounts payable	259	(1,246)	2,166
Accounts receivable	(29)	(785)	190
Inventories	(61)	758	622
Prepaid expenses	8	2	18
Assets held for sale	(3)	17	131
	174	(1,254)	3,127

Supplemental cash flow Information:

	2009	2008	2007
	$	$	$
Interest paid	9	43	11
Interest received	45	-	-

9.

Segmental Information

             For the three months ended March 31, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	-	-	-	-
Operating costs	-	(887)	(201)	-	(1,088)
General and administrative	(343)	(18)	(31)	-	(392)
Interest	45	(10)	1	-	36
Amortization	-	(91)	(7)	-	(98)
Foreign exchange gains/(loss)	(15)	498	258	(2)	739
Other income (expense)	-	4	-	-	4
Income (loss) for continuing operations	(313)	(504)	20	(2)	(799)
Discontinued operations (loss)	-	-	(40)	-	(40)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(313)	(504)	(20)	(2)	(839)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

             For the three months ended March 31, 2008

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	2,501	-	-	2,504
Operating costs	-	(1,161)	(98)	-	(1,259)
General and administrative	(328)	(13)	(69)	-	(410)
Interest	-	(43)	-	-	(43)
Amortization	-	(98)	(3)	-	(101)
Other income (expense) incl. foreign exchange gains/(loss)	(23)	(165)	289	(1)	100
Income (loss) for continuing operations	(348)	1,021	119	(1)	791
Discontinued operations (loss)	-	-	(70)	-	(70)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(348)	1,021	49	(1)	721

10.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at March 31, 2009 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

   11.      Long Term Liability

Blanket Mine established the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision will be built up by providing 15% of an employee’s basic salary per year up to a specified maximum. The maximum payout to any employee is the equivalent of six months salary in terms of the current rules.

No provision currently exists as the previous Zimbabwe Dollar provision was erased when 12 zeros were removed by RBZ in the February Monetary Policy announcement. With the advent of dollarization this provision will be re-instated.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Corporation.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

12.

Fair Value of Financial Instruments

The Corporation has various financial instruments comprising of cash and cash equivalents, trade receivables, investments, accounts payable, bank overdrafts, accrued liabilities and long-term debts.

The various assets and liabilities were classified as follows on adoption:

(i)

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

(ii)

Investments are classified as “assets available for sale”. They are presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

(iii)

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

(iv)

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

(v)

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

13.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian Dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African Rand and United States Dollars.  Management do not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using the United States Dollar as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has decreased dramatically. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine depending on the exchange rate between the US dollar and the Canadian Dollar. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian Dollar that would be affected by changes in exchanges rates relative to the Canadian Dollar.

$000	US Dollars	SA Rand
Cash	(76)	8,429
Accounts Receivable	2,626	862
Accounts Payable	612	2,701

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian Dollar and the currencies above will affect net income.

$000	US Dollars	SA Rand
Cash	-	11
Accounts Receivable	21	1
Accounts Payable	5	3

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. As a result of Blanket Mine being brought back into production (see Note 16) working capital borrowings will increase in Zimbabwe. The working capital loans will be US Dollar denominated and will attract interest rates of approximately 6% pa. It is the intention of Blanket to borrow further funds to complete the No 4 shaft expansion project. No term sheet has been received for these loans and thus the interest rate is unknown. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who was the sole buyer of gold produced in Zimbabwe, in terms of legislation.

At December 31, 2008 the RBZ owed Blanket US$2,400,000 (at fair value). The amount owed to Blanket was converted into a Special Tradeable Gold-backed Foreign Exchange Bond (“Bond”) by RBZ following the Monetary Policy announcement on February 2, 2009 that has the following features;

•

Term of 12 months

•

Interest at 8% pa on maturity

•

Bond may be sold locally, regionally or internationally at an agreed price

•

RBZ will honour the full principal plus interest on maturity

 The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

In the Monetary Policy Announcement made by RBZ on February 2, 2009, Blanket became eligible to export its gold to a refiner of its choice and to receive 100% of the proceeds in US Dollars paid into its foreign currency account at a Zimbabwean commercial bank. As a result of this announcement, Blanket resumed mining operations on April 7, 2009 after receiving all the necessary licenses from the Ministry of Finance and the RBZ.

14.

Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes, short-term debt, long-term debt and equity, comprising issued common shares, contributed surplus and retained earnings.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.  To secure additional capital to pursue these plans, the Corporation may attempt to raise additional funds through borrowing and/or the issuance of equity, debt or by securing strategic partners.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at March 31, 2009, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

$000	As at March 31, 2009	As at December 31, 2008
Issued common shares	196,125	196,125
Contributed surplus	1,910	1,902
Other comprehensive income	(265)	3
Deficit	(177,673)	(176,834)
Total	20,097	21,196

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

15.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.

Subsequent Events

Subsequent to the Monetary Policy announcement by the RBZ on February 2, 2009 Blanket Mine applied for all the necessary permissions and licenses to be allowed to export and market its gold production at a refinery of its choice. Blanket received the various licences on April 3, 2009 and announced its intention to resume mining operations. On April 7, 2009 mining operations resumed and gold production of approximately 766 fine ounces was recorded during April 2009. Blanket received the proceeds on May 8, 2009 for the first bar delivered in April.

Directors and Management at March 31, 2009

BOARD OF DIRECTORS	OFFICERS
G.R. Pardoe (1) (2) (3) (4) (5)	G.R. Pardoe (1) (2) (3) (4) (5)
Chairman of the Board,	Chairman of the Board,
Johannesburg, South Africa	Johannesburg, South Africa

S. E. Hayden(3) (4) (5)	S. E. Hayden(3) (4) (5)
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone	S. R. Curtis (5)
Retired Mining Engineer	Vice-President Finance and Chief Financial officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey	Dr. T. Pearton
Retired Executive	Vice President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

C. R. Jonsson (2) (3) (5)	J.M. Learmonth
Principal of Tupper Jonsson& Yeadon	Vice-President Business Development
Barristers & Solicitors	Johannesburg, South Africa
Vancouver, British Columbia,
Canada	BOARD COMMITTEES
(1) Audit Committee
R. Liverant (1)	(2) Compensation Committee
Chartered Accountant – Retired	(3) Corporate Governance Committee
Vancouver, British Columbia, Canada	(4) Nominating Committee
(5) Disclosure Committee
R. W. Babensee (1) (2)
Chartered Accountant – Retired
Toronto, Ontario, Canada

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

      Suite 1201, 67 Yonge Street

40 King Street West

Toronto, Ontario M5E 1J8 Canada

Toronto, Ontario M5H 3Y4 Canada

Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449

Tupper, Jonsson & Yeadon

info@caledoniamining.com

1710-1177 West Hastings St, Vancouver,

British Columbia V6E 2L3 Canada

South África – África Office

Greenstone Management Services (Pty) Ltd.

AUDITORS

P.O. Box 834

BDO Dunwoody LLP

Saxonwold 2132

Chartered Accountants

South Africa

Suite 3300, 200 Bay Street

Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

         Lusaka, Zambia

Suite 400 200 University Ave

Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154

Toronto, Ontario M5H 4H1 Canada

           Tel: (416) 361-0152 Fax:(416) 361-0470

Zimbabwe

Caledonia Holdings Zimbabwe (Limited)

BANKERS

P.O. Box CY1277

Canadian Imperial Bank of Commerce

Causeway, Harare

6266 Dixie Road

Zimbabwe

Mississauga, Ontario L5T 1A7 Canada

Tel:

(263)(4) 701 151/4 Fax:(263)(4) 702 248

NOMADS AND BROKERS (AIM)

CAPITALIZATION at May 10, 2009

RBC Capital Markets

Authorised: Unlimited

71 Queen Victoria Street

Shares, Warrants and Options Issued:

London EC4V 4DE

Common Shares:       500,169,280

Tel: +44 20 7653 4000

Warrants:

Nil

Options:

34,630,000

SHARES LISTED

Toronto Stock Exchange Symbol “CAL”

NASDAQ OTC BB Symbol "CALVF"

London “AIM” Market Symbol “CMCL”

Web Site: http://www.caledoniamining.com